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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies High Yield Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford — Connecticut — 06902-6800
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Welch 203-708-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue — New York — New York — 10154
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies High Yield Trading, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member
Jefferies High Yield Trading, LLC:

We have audited the accompanying statement of financial condition of Jefferies High Yield Trading, LLC (the Company) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies High Yield Trading, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2009

JEFFERIES HIGH YIELD TRADING, LLC

Statement of Financial Condition

December 31, 2008

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	256,761
Securities borrowed		242,749
Receivable from affiliated broker dealer		11,067
Financial instruments owned		546,853
Receivable from affiliates		41,322
Other assets		36,016
Total assets	$	1,134,768
Liabilities and Member's Equity		
Financial instruments sold, not yet purchased	$	228,357
Payable to affiliated broker dealer		946
Accrued expenses and other liabilities		28,445
Total liabilities		257,748
Member's equity:		877,020
Total liabilities and member's equity	$	1,134,768

See accompanying notes to statement of financial condition.

JEFFERIES HIGH YIELD TRADING, LLC

Notes to Statement of Financial Condition

December 31, 2008

(1) Background and Organization

Jefferies High Yield Trading, LLC ("JHYT") is a Delaware limited liability company and a wholly-owned subsidiary of Jefferies High Yield Holdings, LLC ("JHYH"). JHYT was formed by Jefferies Group, Inc. ("Jefferies") to perform its secondary market trading activities. JHYT is managed by the High Yield Division ("High Yield Division") of Jefferies & Company, Inc. ("Jefco"), a wholly-owned subsidiary of Jefferies.

JHYT acquires, actively manages, and trades a diverse portfolio of primarily non-investment grade instruments consisting of high yield debt and special situations, including bank debt and equity. JHYT is registered as a broker dealer under the Securities Exchange Act of 1934 and with the Financial Industry Regulatory Authority.

JHYT claims an exemption from Rule 15c3-3 as of December 31, 2008, based on Section (k)(2)(ii). Financial instrument transactions are cleared through an affiliated broker dealer on a fully disclosed basis. JHYT does not clear any financial instrument transactions with or on behalf of any customers.

JHYT prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

(2) Summary of Significant Accounting Policies

(a) *Cash and Cash Equivalents*

Cash equivalents consist of money market funds, which are part of the cash management activities of JHYT, and have original maturities of 90 days or less. At December 31, 2008, such cash equivalents amounted to $256.3 million.

(b) *Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased and Fair Value*

Financial instruments owned and financial instruments sold, not yet purchased (all of which are recorded on a trade-date basis) are recorded at fair value. These financial instruments primarily represent JHYT's trading activities and include debt and equity securities, bank debt and escrow receivables. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. JHYT adopted Financial Accounting Standards Board ("FASB") No. 157, *Fair Value Measurements* ("FASB No. 157"), in 2007. FASB No. 157 defined fair value, established a framework for measuring fair value, established a fair value hierarchy based on the inputs used to measure fair value and enhanced disclosure requirements for fair value measurements. FASB No. 157 established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect JHYT's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the

best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The type of financial instruments included in Level 1 are highly liquid cash instruments with quoted prices such as listed equities;

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are corporate bonds and convertible bonds;

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments that are included in this category generally include certain illiquid equity securities, distressed debt instruments, bank debt, escrow receivables, trade claims and limited liability investments.

Valuation Process for Financial Instruments Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets JHYT's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

(Continued)

(c) ***Securities Borrowed and Securities Loaned***

Securities borrowed and securities loaned are carried at cost. In connection with trading activities, JHYT borrows securities to cover short sales. When JHYT borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Statement of Financial Condition as securities borrowed. Similarly, when JHYT lends securities to another party, that party provides cash to JHYT as collateral, which is reflected in the Statement of Financial Condition as securities loaned. JHYT monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(d) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company tax laws and regulations, limited liability companies with only one member are disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As JHYT has not made such an election, JHYT will be disregarded as an entity separate from its owner and will not be subject to federal and applicable state income taxes. For federal and applicable state income tax purposes, income or losses are included in the tax return of JHYH. Therefore, no provision for income taxes has been made in JHYT's statement of financial condition. JHYH as the member is subject to the New York City Unincorporated Business Tax. If such provision for income taxes had been made in JHYT's statement of financial condition, JHYT would have recorded a deferred tax asset of approximately $155,000 which would have been fully offset by a valuation allowance.

(e) ***Use of Estimates***

JHYT has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare the statement of financial condition in conformity with U.S. GAAP. The most important of these estimates and assumptions relate to fair value measurements, particularly as it pertains to financial instrument valuations due to illiquid credit markets and volatility in the equity and energy markets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(f) ***Recent Accounting Developments***

FSP FAS 157-3. In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active* ("FSP FAS 157-3"). FSP FAS 157-3 is consistent with the joint press release the FASB issued with the Securities and Exchange Commission on September 30, 2008, which provides general clarification guidance on determining fair value under FASB 157 when markets are inactive. FSP FAS 157-3 specifically addresses the use of judgment in determining whether a transaction in a dislocated market represents fair value, the inclusion of market participant risk adjustments when an entity significantly adjusts observable market data based on unobservable inputs, and the degree of reliance to be placed on broker quotes or pricing services. FSP FAS 157-3 was effective immediately upon issuance and did not have an effect on JHYT's statement of financial condition.

(Continued)

(3) Receivable from, and Payable to, Affiliated Broker Dealer

The following is a summary of the major categories of receivable from, and payable to, affiliated broker dealer as of December 31, 2008 (dollars in thousands):

Receivable from affiliated broker dealer:		
Securities failed to deliver	$	8,582
Other		2,485
	$	11,067
Payable to affiliated broker dealer:		
Securities failed to receive	$	946

(4) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of financial instruments owned and financial instruments sold, not yet purchased, which are part JHYT's trading activities, as of December 31, 2008 (dollars in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
Corporate debt securities	$ 417,318	$ 228,357
Corporate equity securities	66,208	—
Bank debt	42,109	—
Escrow receivables	11,012	—
Other	10,206	—
	$ 546,853	$ 228,357

The following is a summary of JHYT's financial instruments that are accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Financial instruments owned	$ 64,233	$ 260,696	$ 221,924	$ 546,853
Financial instruments sold, not yet purchased	—	224,842	3,515	228,357

(5) Credit Agreements

Tri-party loan. In May 2008, JHYT entered into a master securities loan agreement and into a custodial agreement (collectively, the "tri-party loan") each with an unaffiliated third party, to be used in connection with JHYT's operating activities. At December 31, 2008, $150 million was available under the terms of the tri-party loan. The tri-party loan expires in May 2009. Advances under the tri-party loan bear interest at LIBOR plus 70 basis points. JHYT is required to pledge eligible securities to the custodian with a 75%

margin percentage for amounts funded. JHYT incurs a liquidity fee on the unused amounts available under the tri-party loan. JHYH is the guarantor of the tri-party loan. During the year ended December 31, 2008, JHYT borrowed, and subsequently repaid, $20.0 million under the tri-party loan. At December 31, 2008, there were no outstanding balances under the tri-party loan and no securities were pledged under the terms of this agreement. During the year ended December 31, 2008, JHYT incurred costs in securing the tri-party loan. These costs were capitalized and are being amortized.

Revolving credit facility. In April 2007, JHYT entered into a revolving credit facility agreement with an unaffiliated third party to be used in connection with JHYT's operating activities. The revolving credit facility expired in May 2008. During the year ended December 31, 2008, JHYT did not borrow under the revolving credit facility. JHYT incurred costs in securing the revolving credit facility. These costs were capitalized and were being amortized.

(6) Related Party Transactions

Jefco entered into a services agreement with JHYT and JHYH to provide personnel, facilities and general and administrative services. Jefco seconded its High Yield Division employees to JHYT.

JHYT has entered into a fully disclosed clearing agreement with Jefco. Receivable from, and payable to, affiliated broker dealer are for amounts due from and due to Jefco related to trade execution and settlement. See footnote 3.

In September 2008, JHYT terminated its securities borrowed relationship with Jefferies Execution Services, Inc., a wholly-owned subsidiary of Jefferies, and thereafter, Jefco became the sole counterparty to all of JHYT's securities borrowed transactions.

As of December 31, 2008, receivable from affiliates includes: $21.2 million from JHYH for services fees and administrative expenses JHYT paid to Jefco on behalf of JHYH; $20.0 million from JHYH to finance JHYH's capitalization of Jefferies High Yield Finance, LLC; and $124,000 from Jefco. The services fees and administrative expenses were paid to Jefco under terms of the services agreement. JHYH does not allocate the services fees to JHYT.

(7) Financial Instruments

(a) Off-Balance Sheet Risk

JHYT has contractual commitments arising in the ordinary course of business for financial instruments sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect on JHYT's statement of financial condition.

(b) Credit Risk

Financial instrument transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date.

JHYT seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(c) ***Concentration of Credit Risk***

JHYT's activities are executed exclusively with Jefco. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. JHYT seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(8) Net Capital Requirement

JHYT is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. JHYT has elected to use the alternative method permitted by Rule 15c3-1, which requires that JHYT maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2008, JHYT had net capital of $545.5 million, which was $545.3 million in excess of required net capital.

KPMG

JEFFERIES HIGH YIELD TRADING, LLC

(SEC Identification No. 8-51771)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document.